UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-32635

BIRKS GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

001-32635

(Commission file number)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive offices)

Miranda Melfi, 514-397-2509

(Name and Telephone number of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of Birks Group Inc.’s (“Birks Group” ) Conflict Minerals Report for the calendar year ended December 31, 2013 is provided as Exhibit 1.02 hereto and is publicly available at http://www.birksgroup.com

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD. A copy of the Company’s Conflict Minerals Report together with this Form SD is publicly available at Http://www.birksgroup.com

Section 2 - Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Description

1.02	Conflict Minerals Report of Birks Group Inc. for the calendar year ended December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Birks Group Inc.
(Registrant)

By:	/s/ Miranda Melfi	Date: June 2, 2014
Name:	Miranda Melfi
Title:	Vice President, Legal Affairs & Corporate Secretary